Exhibit 21
Subsidiaries of Altisource Asset Management Corporation

Name of Entity	Jurisdiction of Incorporation
AAMC US, Inc.	Delaware
Altisource Consulting S.á r.l	Luxembourg
Finsight Business Solutions Private Ltd.	India
NewSource Reinsurance Company Ltd.	Bermuda
AAMC CM WY, LLC	Wyoming
AAMC EBO Fund Holdings, LLC	Wyoming
AAMC GP, LLC	Delaware
AAMC Real Estate Strategies Offshore Fund 1 (Cayman), LP (f/k/a AAMC EBO Offshore Fund 1 (Cayman), LP)	Cayman Islands
AAMC Real Estate Strategies Blocker, LLC (f/k/a AAMC EBO Blocker 1, LLC)	Delaware
AAMC Real Estate Strategies Onshore Fund 1 (DE), LP (f/k/a AAMC EBO Onshore Fund 1 (DE), LP)	Delaware
AAMC Real Estate Strategies Master Fund, LP (f/k/a AAMC EBO Master Fund, LP)	Delaware
Grapetree Lending LLC	U.S. Virgin Islands